Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Second Quarter ended June 30, 2022

HONG KONG, August 19, 2022/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the second quarter ended June 30, 2022.

Cryptocurrency Business Progress

BIT Mining has four primary business segments covering self-mining, mining pool, data center operation and miner manufacturing. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

As of today, the total hash rate capacity of our online Ethereum mining machines is approximately 3,536.2GH/s. For the three months ended June 30, 2022, we produced 4,898 Ethereum from our Ethereum cryptocurrency mining operations, and recognized revenue of approximately US$11.2 million.

As of today, the total hash rate capacity of our online Bitcoin mining machines is approximately 145.2PH/s. For the three months ended June 30, 2022, we produced 97 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$3.6 million.

We host a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). As of today, we have completed the substation with power capacity of 56 megawatts which is operational at the Ohio Mining Site.

The Company’s mining pool subsidiary, BTC.com, completely exited the China market, ceased registering new users from China in October 2021 and has since retired all accounts of users in China. With the effect of declines in prices of cryptocurrencies in the second quarter of 2022, mining pool business revenue decreased from US$272.3 million for the three months ended March 31, 2022 to US$178.5 million for the three months ended June 30, 2022.

First Closing of Bee Computing Acquisition

On May 31, 2022, the Company completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders.

“We are glad to announce our financial results for the second quarter ended June 30, 2022, as we continue to execute our strategy to create value across the cryptocurrency ecosystem,” said Mr. Xianfeng Yang, CEO of BIT Mining. “Over the past quarter, we have focused on R&D and identifying synergies across our vertically integrated supply chain. Cryptocurrency price weakness and higher energy prices have had a significant impact on stock prices and revenues of companies in our sector, including BIT Mining. Despite the turbulent market conditions, we remain committed to our long term growth strategy and confident in our ability to create value for our shareholders in the future. In the meantime, we continued to make progress in the construction of our data centers in Ohio. Given our early-mover advantage in Ethereum mining, we are also making inroads into Proof-of-Stake (POS) operations by providing a series of services including governance and monitoring, node management and account systems. Bee Computing has completed the design of a new generation of highly efficient BTC and DOGE/LTC mining machines utilizing the latest technology. With our partners, we have successfully taped out a 12-nanometer chip and have completed mass production of more than 1,000 Litecoin mining wafers. Looking forward, we plan to continue to further enhance our value proposition and further strengthen our mining technology.”

Second Quarter 2022 Highlights for Continuing Operations

•

Revenues were US$195.5 million in the second quarter of 2022, representing a sharp decrease of US$239.9 million from US$435.4 million for the second quarter of 2021, and a significant decrease of US$101.2 million from US$296.7 million for the first quarter of 2022. Revenues during the second quarter of 2022 primarily consisted of US$178.5 million in revenue contribution from the mining pool business that we began consolidating in our financial statements from April 2021.

•	Operating loss was US$23.3 million in the second quarter of 2022, representing an increase of US$8.4 million from US$14.9 million for the second quarter of 2021, and an increase of US$19.0 million from US$4.3 million for the first quarter of 2022.

•	Non-GAAP operating loss[1] was US$8.7 million in the second quarter of 2022, as compared with non-GAAP operating profit of US$1.8 million for the second quarter of 2021, and non-GAAP operating loss of US$0.1 million for the first quarter of 2022.

•	Net loss attributable to BIT Mining was US$21.0 million in the second quarter of 2022, as compared with net loss attributable to BIT Mining of US$14.5 million for the second quarter of 2021, and net loss attributable to BIT Mining of US$3.1 million for the first quarter of 2022.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$6.5 million in the second quarter of 2022, as compared with non-GAAP net income attributable to BIT Mining of US$2.2 million for the second quarter of 2021, and non-GAAP net income attributable to BIT Mining of US$1.2 million for the first quarter of 2022.

•	Basic and diluted losses per American Depositary Share (“ADS”) attributable to BIT Mining Limited for the second quarter of 2022 were US$0.29.

•	Non-GAAP basic and diluted losses per ADS[1] attributable to BIT Mining Limited for the second quarter of 2022 were US$0.09.

1Non-GAAP financial measures exclude the impact of share-based compensation expenses, gain on previously held equity interest, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies, changes in fair value or derivative instrument and changes in fair value of contingent considerations. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Second Quarter 2022 Financial Results for Continuing Operations

Revenues

Revenues were US$195.5 million for the second quarter of 2022, representing a sharp decrease of US$239.9 million or 55.1% from US$435.4 million for the second quarter of 2021 and a significant decrease of US$101.2 million or 34.1% from US$296.7 million for the first quarter of 2022. The year-over-year and sequential decreases were mainly attributable to declines in prices of cryptocurrencies in the second quarter of 2022. Revenues mainly comprised US$178.5 million from the mining pool business and US$14.9 million from the cryptocurrency mining business.

Operating Costs and Expenses

Operating costs and expenses were US$205.5 million for the second quarter of 2022, representing a sharp decrease of US$227.8 million or 52.6% from US$433.3 million for the second quarter of 2021, and a significant decrease of US$93.3 million or 31.2% from US$298.8 million for the first quarter of 2022. The year-over-year decrease was mainly due to a significant decrease of US$227.6 million in cost for the allocation to pool participants associated with the mining pool business. The sequential decrease was mainly due to a decrease of US$92.2 million in cost for the allocation to pool participants associated with the mining pool business.

Cost of revenue was US$198.7 million for the second quarter of 2022, representing a sharp decrease of US$227.3 million or 53.4% from US$426.0 million for the second quarter of 2021, and a significant decrease of US$92.0 million or 31.6% from US$290.7 million for the first quarter of 2022. The year-over-year decrease was mainly attributable to a significant decrease of US$227.6 million in cost for the allocation to pool participants associated with the mining pool business. The sequential decrease was mainly due to a decrease of US$92.2 million in cost for the allocation to pool participants associated with the mining pool business. Cost of revenue was comprised of the direct cost of revenue of US$188.1 million and depreciation and amortization of US$10.6 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$177.7 million, (ii) the cryptocurrency mining business of US$5.5 million and (iii) the data center business of US$4.9 million.

Sales and marketing expenses were US$0.2 million for the second quarter of 2022, representing a decrease of US$0.1 million or 33.3% from US$0.3 million for the second quarter of 2021, and consistent with US$0.2 million in the first quarter of 2022. The year-over-year decrease was mainly due to a decrease of US$0.1 million in market promotion expense.

General and administrative expenses were US$5.5 million for the second quarter of 2022, representing a decrease of US$0.6 million or 9.8% from US$6.1 million for the second quarter of 2021, and a decrease of US$1.3 million or 19.1% from US$6.8 million for the first quarter of 2022. The year-over-year decrease was mainly due to (i) a decrease of US$1.7 million in consulting expense; and (ii) an increase of US$1.1 million in share-based compensation expenses associated with more share options granted to the Company’s directors and employees. The sequential decrease was mainly due to (i) a decrease of US$0.6 million in consulting expense, and (ii) a decrease of US$0.6 million in share-based compensation expenses associated with fewer share options granted to the Company’s directors and employees.

Service development expenses were US$1.1 million for the second quarter of 2022, representing an increase of US$0.3 million or 37.5% from US$0.8 million for the second quarter of 2021, and consistent with US$1.1 million in the first quarter of 2022. The year-over-year increase was mainly due to an increase of US$0.3 million in compensation expenses for employees as a result of an increase in headcount.

Net Loss on Disposal of Cryptocurrencies

Net loss on disposal of cryptocurrencies was US$6.9 million for the second quarter of 2022, representing a decrease of US$1.7 million from US$8.6 million net loss on disposal of cryptocurrencies for the second quarter of 2021, and compared with a US$4.9 million net gain on disposal of cryptocurrencies for the first quarter of 2022, by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the second quarter of 2022.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was US$4.9 million for the second quarter of 2022, representing a decrease of US$4.0 million from US$8.9 million for the second quarter of 2021 and a decrease of US$2.8 million from US$7.7 million for the first quarter of 2022, mainly due to provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices and lower amounts of cryptocurrencies held as of June 30, 2022.

Changes in Fair Value of Contingent Considerations

Changes in fair value of contingent considerations was nil for the second quarter of 2022, representing a decrease of US$1.2 million from US$1.2 million for the first quarter of 2022, mainly due to re-measurement of the fair value of the contingent considerations related to the combination with BTC.com in April 2021. There was no such amount for the second quarter of 2021.

Impairment of Property and Equipment

Impairment of property and equipment was US$0.8 million for the second quarter of 2022, representing an increase of US$0.8 million from nil for the first quarter of 2022, due to a provision for impairment of mining machines in Kazakhstan. There was no such amount for the second quarter of 2021.

Operating Loss

Operating loss was US$23.3 million for the second quarter of 2022, compared with operating loss of US$14.9 million for the second quarter of 2021, and operating loss of US$4.3 million for the first quarter of 2022.

Non-GAAP operating loss was US$8.7 million for the second quarter of 2022, compared with non-GAAP operating profit of US$1.8 million for the second quarter of 2021, and non-GAAP operating loss of US$0.1 million for the first quarter of 2022. The year-over-year increase in non-GAAP operating loss and the sequential increase in non-GAAP operating loss were mainly due to increases in gross losses of the cryptocurrency business, which was mainly attributable to declines in prices of cryptocurrencies in the second quarter of 2022.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$21.0 million for the second quarter of 2022, compared with net loss attributable to BIT Mining of US$14.5 million for the second quarter of 2021, and net loss attributable to BIT Mining of US$3.1 million for the first quarter of 2022. The year-over-year and sequential increases in net loss attributable to BIT Mining were mainly due to the increase in gross losses of the cryptocurrency business, which was mainly attributable to declines in prices of cryptocurrencies in the second quarter of 2022.

Non-GAAP net loss attributable to BIT Mining was US$6.5 million for the second quarter of 2022, compared with non-GAAP net income attributable to BIT Mining of US$2.2 million for the second quarter of 2021, and non-GAAP net income attributable to BIT Mining of US$1.2 million for the first quarter of 2022. The year-over-year and sequential increases in non-GAAP net loss attributable to BIT Mining were mainly due to the increase in gross losses of the cryptocurrency business, which was mainly attributable to declines in prices of cryptocurrencies in the second quarter of 2022.

Second Quarter 2022 Financial Results for Discontinued Operations

Net Loss from Discontinued Operations, Net of Taxes

Net loss from discontinued operations, net of taxes was nil for the second quarter of 2022, compared with net loss from discontinued operations, net of taxes of US$0.9 million for the second quarter of 2021. The year over year decrease of US$0.9 million was mainly due to the disposal of the Company’s Chinese lottery-related business and termination of its lottery business-related VIE contracts in July 2021. The comparative financial information for the three months ended June 30, 2021 have been reclassified to reflect the Chinese lottery-related business as a discontinued operation.

Cash and Cash Equivalents and Restricted Cash

As of June 30, 2022, the Company had cash and cash equivalents of US$22.6 million and restricted cash2 of US$0.1 million, compared with cash and cash equivalents of US$20.9 million and restricted cash of US$0.1 million as of March 31, 2022.

Cryptocurrency Assets

As of June 30, 2022, the Company had cryptocurrency assets of US$15.4 million in aggregate, which are the equivalent of 349 Bitcoins, 3,325 Ethereum, 53.6 million Dogecoins and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

2Restricted cash represents deposits in merchant banks yet to be withdrawn.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and miner manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of intangible assets, deferred tax benefit relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies, and changes in fair value of contingent considerations. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2021	June 30, 2022
	US$	US$
	Audited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	17,670	22,561
Restricted cash	134	123
Accounts receivable	737	1,252
Prepayments and other current assets	21,525	26,160
Cryptocurrency assets	55,077	15,375
Assets held for sale	-	16,232
Total current assets	95,143	81,703

Non-current assets:
Property and equipment, net	70,199	47,151
Intangible assets, net	71,931	63,788
Deposits	99	2,382
Long-term investments	10,050	8,530
Right-of-use assets	6,166	4,986
Amounts due from related party - non-current	11,504	-
Other non-current assets	4,455	3,204
Goodwill	26,569	26,569
Total non-current assets	200,973	156,610

TOTAL ASSETS	296,116	238,313

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,438	27,411
Amounts due to related party	8,021	-
Accrued payroll and welfare payable	489	646
Accrued expenses and other current liabilities	18,738	18,761
Income tax payable	498	71
Operating lease liabilities - current	2,213	1,524
Liabilities held for sale	-	2,515
Total current liabilities	84,397	50,928

Non-current liabilities:
Operating lease liabilities - non-current	4,569	3,544
Total non-current liabilities	4,569	3,544

TOTAL LIABILITIES	88,966	54,472

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and June 30, 2022; 710,078,070 and 853,869,320 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively	36	44
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and June 30, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 99 shares issued and outstanding as of December 31, 2021 and June 30, 2022	-	-
Additional paid-in capital	590,567	611,832
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(384,867)	(408,903)
Accumulated other comprehensive loss	(2,355)	(3,156)
Total BIT Mining Limited shareholders’ equity	181,777	178,213
Noncontrolling interests	25,373	5,628
Total shareholders' equity	207,150	183,841

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	296,116	238,313

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)

	Three Months Ended			Six Months Ended
	June 30, 2021*	March 31, 2022	June 30, 2022	June 30, 2021*	June 30, 2022
	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	435,385	296,678	195,519	438,005	492,197

Operating costs and expenses:
Cost of revenue	(426,033)	(290,677)	(198,721)	(427,261)	(489,398)
Sales and marketing expenses	(322)	(159)	(180)	(454)	(339)
General and administrative expenses	(6,081)	(6,849)	(5,515)	(8,561)	(12,364)
Service development expenses	(828)	(1,107)	(1,077)	(891)	(2,184)
Total operating costs and expenses	(433,264)	(298,792)	(205,493)	(437,167)	(504,285)
Other operating income	10	255	21	46	276
Government grant	-	-	9	-	9
Other operating expenses	(390)	(903)	(612)	(434)	(1,515)
Net (loss) gain on disposal of cryptocurrencies	(8,634)	4,859	(6,916)	(8,634)	(2,057)
Impairment of cryptocurrencies	(8,863)	(7,673)	(4,947)	(8,863)	(12,620)
Changes in fair value of derivative instrument	836	-	-	836	-
Changes in fair value of contingent considerations	-	1,247	-	-	1,247
Impairment of property and equipment	-	-	(836)	-	(836)
Operating loss from continuing operations	(14,920)	(4,329)	(23,255)	(16,211)	(27,584)
Other income, net	99	532	22	280	554
Interest income	21	72	34	37	106
Interest expense	(600)	(174)	(44)	(709)	(218)
Gain (Loss) from equity method investments	130	152	(1)	(859)	151
Gain from previously held equity method investment	-	-	-	5,500	-
Gain from disposal of subsidiaries	126	-	-	126	-
Loss before income tax	(15,144)	(3,747)	(23,244)	(11,836)	(26,991)
Income tax benefit	-	-	-	-	-
Net loss from continuing operations	(15,144)	(3,747)	(23,244)	(11,836)	(26,991)
Loss from discontinued operations, net of applicable income taxes	(864)	-	-	(2,177)	-
Net loss from discontinued operations, net of applicable income taxes	(864)	-	-	(2,177)	-
Net loss	(16,008)	(3,747)	(23,244)	(14,013)	(26,991)
Less: Net loss attributable to noncontrolling interest from continuing operations	(694)	(696)	(2,259)	(694)	(2,955)
Less: Net loss attributable to noncontrolling interest from discontinued operations	(134)	-	-	(179)	-
Less: Net loss attributable to noncontrolling interests	(828)	(696)	(2,259)	(873)	(2,955)
Net loss attributable to BIT Mining Limited	(15,180)	(3,051)	(20,985)	(13,140)	(24,036)
Other comprehensive income (loss)
Share of other comprehensive income of an equity method investee	-	-	-	631	-
Reclassification into loss from equity method investments	-	-	-	131	-
Foreign currency translation (loss) gain	(1,526)	261	(1,163)	864	(902)
Other comprehensive (loss) income, net of tax	(1,526)	261	(1,163)	1,626	(902)
Comprehensive loss	(17,534)	(3,486)	(24,407)	(12,387)	(27,893)
Less: Comprehensive loss attributable to noncontrolling interests	(828)	(649)	(2,407)	(873)	(3,056)
Comprehensive loss attributable to BIT Mining Limited	(16,706)	(2,837)	(22,000)	(11,514)	(24,837)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	596,995,942	710,078,169	725,833,560	542,881,582	717,955,865
Diluted	596,995,942	710,078,169	725,833,560	542,881,582	717,955,865

(Losses) Earnings per share attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.024)	(0.004)	(0.029)	(0.020)	(0.033)
Net (loss) income from discontinued operations	(0.001)	-	-	(0.004)	-
Net loss	(0.025)	(0.004)	(0.029)	(0.024)	(0.033)

(Losses) Earnings per ADS** attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.240)	(0.040)	(0.290)	(0.200)	(0.330)
Net (loss) income from discontinued operations	(0.010)	-	-	(0.040)	-
Net loss	(0.250)	(0.040)	(0.290)	(0.240)	(0.330)

* The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended			Six Months Ended
	June 30, 2021*	March 31, 2022	June 30, 2022	June 30, 2021*	June 30, 2022
	US$	US$	US$	US$	US$
	Unaudited	Audited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(14,920)	(4,329)	(23,255)	(16,211)	(27,584)
Adjustment for share-based compensation expenses	29	2,667	1,807	62	4,474
Adjustment for impairment of property and equipment	-	-	836	-	836
Adjustment for impairment of cryptocurrencies	8,863	7,673	4,947	8,863	12,620
Adjustment for net loss (gain) on disposal of cryptocurrencies	8,634	(4,859)	6,916	8,634	2,057
Adjustment for changes in fair value of derivative instrument	(836)	-	-	(836)	-
Adjustment for changes in fair value of contingent considerations	-	(1,247)	-	-	(1,247)
Adjusted operating gain (loss) from continuing operations (non-GAAP)	1,770	(95)	(8,749)	512	(8,844)

Net loss attributable to BIT Mining Limited from continuing operations	(14,450)	(3,051)	(20,985)	(11,142)	(24,036)
Net loss attributable to BIT Mining Limited from discontinued operations	(730)	-	-	(1,998)	-
Net loss attributable to BIT Mining Limited	(15,180)	(3,051)	(20,985)	(13,140)	(24,036)
Adjustment for share-based compensation expenses	29	2,667	1,807	62	4,474
Adjustment for gain on previously held equity interest	-	-	-	(5,500)	-
Adjustment for impairment of property and equipment	-	-	836	-	836
Adjustment for impairment of cryptocurrencies	8,863	7,673	4,947	8,863	12,620
Adjustment for net loss (gain) on disposal of cryptocurrencies	8,634	(4,859)	6,916	8,634	2,057
Adjustment for changes in fair value of derivative instrument	(836)	-	-	(836)	-
Adjustment for changes in fair value of contingent considerations	-	(1,247)	-	-	(1,247)
Adjusted net income (loss) attributable to BIT Mining Limited from continuing operations (non-GAAP)	2,240	1,183	(6,479)	81	(5,296)
Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(730)	-	-	(1,998)	-
Adjusted net income (loss) attributable to BIT Mining Limited (non-GAAP)	1,510	1,183	(6,479)	(1,917)	(5,296)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	596,995,942	710,078,169	725,833,560	542,881,582	717,955,865
Diluted	596,995,942	710,078,169	725,833,560	542,881,582	717,955,865

Earnings (Losses) per share attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net income (loss) from continuing operations (non-GAAP)	0.004	0.002	(0.009)	-	(0.007)
Net (loss) income from discontinued operations (non-GAAP)	(0.001)	-	-	(0.004)	-
Net income (loss) (non-GAAP)	0.003	0.002	(0.009)	(0.004)	(0.007)

Earnings (Losses) per ADS** attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net income (loss) from continuing operations (non-GAAP)	0.040	0.020	(0.090)	-	(0.070)
Net (loss) income from discontinued operations (non-GAAP)	(0.010)	-	-	(0.040)	-
Net income (loss) (non-GAAP)	0.030	0.020	(0.090)	(0.040)	(0.070)

* The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.